

DIVISION OF
CORPORATION FINANCE
Mail Stop 4720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 24, 2010

By U.S. Mail and Facsimile to: (787) 759-3108

Robert E. Wahlman
Chief Financial and Investment Officer
Doral Financial Corporation
1451 F.D. Roosevelt Avenue
San Juan, Puerto Rico, 00920-2717

> **Re: Doral Financial Corporation**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed February 12, 2010**
> **File No. 001-31579**

Dear Mr. Wahlman:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

Michael R. Clampitt
Senior Attorney Advisor

cc: José A. Sosa-Lloréns
Fiddler González & Rodríguez, PSC
(By facsimile)